May 28, 2019

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
11445 E. Via Linda, Unit 2-496
Scottsdale, AZ 85259

       Re: CBD Life Sciences Inc.
           Offering Statement on Form 1-A
           Filed May 22, 2019
           File No. 024-11005

Dear Ms. Nelson:

       We have the following comment on your offering statement.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed May 22, 2019

Index to Consolidated Financial Statements, page F-1

1. Please provide us an analysis of the accounting treatment of the acquisition of LBC
      Bioscience in January 2019. Given that the former shareholders of LBC Bioscience have received significantly more than 50% of CBD Life Sciences' common stock in the transaction, it appears that LBC is the accounting acquirer and, as such, will be the continuing reporting entity. If so, revise the filing to include the financial statements required by Part F/S, Section (b)(3)-(4) of Form 1-A. Alternatively, if you conclude that
      LBC is not the accounting acquirer, revise the Form 1-A to include the financial statements required by Part F/S, Section (b)(7)(iii) of the Form. In addition, revise to include pro forma financial information pursuant to Part F/S, Section
(b)(7)(iv) to reflect
      the transaction with LBC as appropriate. We will not perform a detailed examination of the offering statement until you revise to include the appropriate financial statements.
 Lisa Nelson
FirstNameSciences Inc. Nelson
CBD Life LastNameLisa
Comapany NameCBD Life Sciences Inc.
May 28, 2019
Page 2
May 28, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jim Rosenberg, Senior Assistant Chief Counsel, at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Legal Branch Chief, at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      John E. Lux, Esq.